Exhibit 99.1

Regencell Bioscience Holdings Limited Announces Forward Stock Split

HONG KONG, June 2, 2025 – Regencell Bioscience Holdings Limited (Nasdaq: RGC) (the “Company”), today announced that its board of directors approved a 38-for-one forward stock split to be paid in the form of a stock bonus. Each shareholder of the Company of record at the close of business on June 12, 2025 will receive 37 additional shares for every share held on the record date. The Company expects the additional shares will be distributed on June 13, 2025. Subject to the final approval by the Nasdaq Capital Market, trading is expected to begin on a post-stock split adjusted basis at market open on June 16, 2025.

The forward stock split is intended to enhance liquidity in the market for the Company’s ordinary shares and make the shares more accessible to investors.

Following the split, the Company’s outstanding shares will be increased at the ratio of the forward stock split. The Company’s authorized share capital and the share par value will remain unchanged.

There will be no change to the Company’s name, CUSIP or its current trading symbol in connection with the forward stock split.

No action is required by shareholders in connection with the forward stock split. Shareholders who hold their shares through a brokerage account will have their shares automatically adjusted to reflect the forward stock split. Registered shareholders will receive their additional shares through the Company’s transfer agent.

About Regencell Bioscience Holdings Limited

We are an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine for the treatment of neurocognitive disorders and degeneration, specifically Attention Deficit Hyperactivity Disorder and Autism Spectrum Disorder. Our goal is to save and improve the lives of the patients, their families and caregivers and become a market leader for natural and holistic treatments for neurological disorders globally.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual reports to shareholders, in its and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; changes in the Company’s expenditures; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

CONTACT:

Regencell Bioscience Holdings Limited Investor Relations
James Chung
ir@rgcbio.com

SOURCE:

Regencell Bioscience Holdings Limited